GALIANO GOLD PROVIDES NOTICE OF FIRST QUARTER 2025 RESULTS

Vancouver, British Columbia, April 15, 2025 - Galiano Gold Inc. ("Galiano" or the "Company") (TSX, NYSE American: GAU) is pleased to announce it will release its first quarter ("Q1") 2025 financial and operational results after market close on May 14, 2025. The Company will host a conference call and webcast to review the Q1 results on Thursday, May 15, 2025 at 7:30am PT.

Conference Call Details		Replay (available until May 22, 2025)
Date:	May 15, 2025	Local:	289-819-1450
Time:	10:30 AM ET (7:30am PT)	Toll Free:	1-888-660-6345
Dial In:	437-900-0527	Access Code:	56275 #
Toll Free:	1-888-510-2154

The conference call will be webcast https://app.webinar.net/XgGke8v6Y4E and can be accessed on Galiano's website: www.galianogold.com

About Galiano Gold Inc.

Galiano is focused on creating a sustainable business capable of value creation for all stakeholders through production, exploration and disciplined deployment of its financial resources. The Company owns the Asanko Gold Mine, which is located in Ghana, West Africa. Galiano is committed to the highest standards for environmental management, social responsibility, and the health and safety of its employees and neighbouring communities. For more information, please visit www.galianogold.com.

Enquiries:

Krista Muhr
Telephone: 1-778-239-0446
Email: info@galianogold.com